UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: January 05, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock  Exchange  of Hong  Kong Limited take no responsibility for the contents of this  announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

CONNECTED TRANSACTION DISPOSAL OF ASSETS

ASSETS TRANSFER AGREEMENT

Reference is made to the announcement (the ‘‘Framework Agreement Announcement’’) of the Company dated 29 December 2016 in relation to the Framework Agreement.

The Company announces that on 29 December 2017, SMIC Shanghai and SJSemi had entered into the Asset Transfer Agreement in relation to the Disposal and sale of Unvalued Assets. The purpose of  the  Disposal was to  transfer the business operation  of the Shanghai Testing Centre from SMIC Shanghai to SJSemi and merge the business operation of Shanghai Testing Centre to SJSemi. The consideration for the Disposal shall be US$20 million. The terms governing the sale of the Unvalued Assets (including the determination of the relevant consideration) are set out in the Framework  Agreement and are subject to the relevant annual caps, details of which  are  set out in the Framework Agreement Announcement.

LISTING RULES IMPLICATIONS

As China IC Fund holds approximately 15.06% equity  interest  in the  Company through its  wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited as  at  the date of this announcement, it is a substantial shareholder (as defined in the Listing Rules) of the Company and thus a connected person of the Company at the issuer level under the Listing Rules. China IC Fund invested and holds approximately  29.39% equity interest in SJSemi; SJSemi is therefore a connected subsidiary of the Company  as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the  Listing Rules. Accordingly, the  Assets Transfer Agreement and the transactions contemplated thereunder constitute connected transactions of the Company.

As certain applicable percentage ratios stipulated under Rule 14.07  of  the  Listing  Rules in respect of the Disposal are more than 0.1% but less than 5%, the Disposal is subject to the reporting and announcement requirements but exempt from the circular and independent shareholders’ approval requirements under Chapter 14A.76(2) of the Listing Rules.

ASSETS TRANSFER AGREEMENT

On 29 December 2017, SMIC Shanghai and SJSemi had entered into the Asset Transfer Agreement in  relation to  the Disposal and sale of the Unvalued Assets. The purpose of the Disposal was to transfer the business operation of the Shanghai Testing Centre from SMIC Shanghai to SJSemi and merge the business operation of Shanghai Testing Centre  to SJSemi. The consideration for the Disposal shall be US$20 million. The terms governing the sale of the Unvalued Assets (including the determination of the relevant consideration) are set out in the Framework Agreement and are subject to the relevant annual caps, details of which are set out in the Framework Agreement Announcement.

SUMMARY OF PRINCIPAL TERMS OF THE ASSETS TRANSFER AGREEMENT

Date

29 December 2017

Parties

Seller:	SMIC Shanghai, a wholly-owned subsidiary of the Company
Buyer:	SJSemi, a majority-owned subsidiary of the Company, together with SJSemi Shanghai Branch;

Valued Assets and Unvalued Assets

The Valued Assets comprise of tangible assets and intangible assets of the Shanghai Testing Centre. The tangible assets include the physical assets that SMIC Shanghai owns or use, which primarily include, among others, machineries and equipment, jigs and documents. The intangible assets include the intellectual property, business secret, business related customer purchase order, business information, operational process and the right to use the workplace and other relevant rights owned or used  by SMIC  Shanghai. The Valued Assets have been valued by third party valuation institution.

The Unvalued Assets comprise of certain tangible assets that do not from part of the Disposal.

The total net book value of the Valued Assets shown in the unaudited account of SMIC Shanghai as at 30 November 2017 is approximately US$3.47 million and the original acquisition costs of the Valued Assets is approximately US$58.13 million. The profits (before taxation) attributable to the Valued Assets for the years ended 31 December 2015 and 2016 were approximately US$4.9 million and US$6.6 million, respectively.

Consideration and Basis of Determining the Consideration

The consideration payable for the Disposal is US$20 million. Such consideration was determined after arm’s length negotiation between SMIC Shanghai and SJSemi with reference to, inter alia, the valuation result of  the third party valuation institution, the    net book value of the Valued Assets of approximately US$3.47 million as  at  30  November 2017 and the original acquisition cost of the Valued Assets of approximately US$58.13 million.

The consideration for the sale of the Unvalued Assets will be determined pursuant to the pricing policy for transfer of equipment as set out in the Framework Agreement and will  be subject to the relevant annual caps set out in the Framework Agreement Announcement.

The terms of the Assets Transfer Agreement were determined after arm’s length negotiation between SMIC Shanghai and SJSemi. SJSemi will use its internal resources to settle the consideration payable under the assets transfer agreement.

Financial Effect

Based on the difference between the consideration and the net book value of the Valued Assets, SMIC Shanghai is expected to realise a gain of approximately US$16.53 million (before taxation). Such calculation is only an estimate provided for illustrative purpose  and the accounting treatment of, inter alia, the Disposal will be subject to further review  by the auditors of the Company.

Use of Proceeds

The proceeds from the Disposal will be used as general working capital of  SMIC  Shanghai for its future business development.

Completion

The Disposal shall be completed on 31 December 2017 (the ‘‘Valued Assets Completion Date’’) at the address of SMIC Shanghai.

Payment

The consideration for the Disposal shall be paid by SJSemi in cash to the bank account specified by SMIC Shanghai within one month after the Valued Assets Completion Date.

REASONS FOR AND BENEFITS OF ENTERING INTO THE ASSET TRANSFER AGREEMENT

SMIC Shanghai had entered into the Assets Transfer Agreement in order to integrate the Group’s business and to optimize its resources. The Disposal will also  enhance  and realize the specialization and scale of development for the testing function in SJSemi, and conform with the business positioning and strategic planning for SJSemi.

The Directors (including the independent non-executive Directors) consider the terms of Assets Transfer Agreement and the transactions contemplated thereunder are fair and reasonable on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the best interests of the Company and the Shareholders as a whole.

No Director was considered to have a material interest in the Assets Transfer Agreement  on the date of the Board meeting authorising the Assets Transfer Agreement which would have required the Director to abstain from voting at the relevant Board meeting.

IMPLICATIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 15.06% equity interest in  the Company through  its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited as at the date of this announcement, it is a substantial shareholder (as defined in the Listing Rules) of the Company and thus a connected person of the Company at the issuer level  under the  Listing Rules. China IC Fund invested and holds approximately 29.39% equity interest     in SJSemi, SJSemi is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules. Accordingly, the Assets Transfer Agreement and the transactions contemplated thereunder constitute connected transactions of the Company.

As  certain applicable percentage ratios stipulated under Rule 14.07 of  the Listing Rules  in respect of the Disposal are more than 0.1% but less than 5%, the Disposal is subject to the reporting and announcement requirements but exempt from the circular and independent shareholders’ approval requirements under Chapter 14A.76(2) of the Listing Rules.

INFORMATION OF THE PARTIES

Information of the Company

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international  manufacturing  and  service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

Information of SMIC Shanghai

Established in Shanghai, China, SMIC Shanghai is a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company. As the  headquarter of the Company, SMIC Shanghai has a 300mm wafer  fabrication  facility (fab) and a 200mm mega-fab. The 200mm mega-fab with capacity of 114 thousand pieces per month, focuses on process nodes from 0.35 micron to 0.11 micron. The 300mm fab is one of the most advanced 12-inch foundry in mainland China, with capacity of 17  thousand pieces per month, and focuses on the process nodes from 65 nanometer to 28 nanometer.

Information of SJSemi

Established in August, 2014, Jiangyin, Jiangsu Province of China, SJSemi is a limited liability company established in the PRC and is owned as to 56.01%, 29.39%, 8.64% and 5.88% by the Company, China IC Fund, ChangJiang Electronics International (Hong Kong) Trading & Investing Limited and Qualcomm Global Trading Pte LTD, respectively. SJSemi is the world’s first pure-play MEOL (Middle-End  of Line)  foundry which adapted and implemented front-end wafer manufacturing and quality systems to MEOL operations to support global customers. SJSemi’s main business is providing bumping, Cu pillar, RDL and testing services for 12-inch wafers. SJSemi also places heavy R&D emphasis on fan-out, TSV, interposer and 3D technologies.

DEFINITIONS

In this announcement, the following words have the following meanings unless  the  context requires otherwise:

‘‘Assets’’	Valued Assets and Unvalued Assets

‘‘Assets Transfer Agreement’’	the assets transfer agreement entered into between SMIC Shanghai and SJSemi on 29 December 2017 in relation to the Disposal

‘‘Board’’	the board of Directors

‘‘China IC Fund’’	國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC

‘‘Company’’

Semiconductor Manufacturing International  Corporation  (中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are  listed  on the New York Stock Exchange, Inc.

‘‘Director(s)’’	the director(s) of the Company

‘‘Disposal’’

the disposal of the Valued Assets by SMIC Shanghai to SJSemi pursuant to the Assets Transfer Agreement. The purpose of the Disposal was to transfer the business operation of the Shanghai Testing Centre from SMIC Shanghai to SJSemi and merge the business operation of Shanghai Testing Centre to SJSemi

‘‘Framework Agreement’’

the framework agreement entered into between the Company and SJ Cayman on 27 December 2016 in relation to supply of goods and services, transfer of equipment and provision of technical authorisation or licensing and subject to the terms and conditions provided therein

‘‘Group’’	the Company and its subsidiaries

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘PRC’’	the People’s Republic of China (for the purposes of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan)

‘‘Shanghai Testing Centre’’	the integrated circuit chip testing centre located at No. 18 Zhangjiang Road, Pudong, Shanghai, PRC

‘‘Shareholder(s)’’	the holder(s) of the Share(s)

‘‘Shares’’	ordinary shares of par value US$0.004 each in the share capital of the Company

‘‘SJ Cayman’’	SJ Semiconductor Corporation, an exempted company incorporated with limited liability in the Cayman Islands

‘‘SJSemi’’	中芯長電半導體（江陰）有限公司 (SJ Semiconductor (Jiangyin) Corporation*), a limited liability company established in the PRC and a majority-owned subsidiary of the Company

‘‘SMIC Shanghai’’	中芯國際集成電路製造（上海）有限公司 (Semiconductor Manufacturing International (Shanghai) Corporation*), a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘United States’’	the United States of America

‘‘Unvalued Assets’’	unvalued assets comprise of certain tangible assets of the Shanghai Testing Centre that do not from part of the Disposal

‘‘US$’’	United States dollar, the lawful currency of the United States

‘‘Valued Assets’’

valued assets comprise of tangible assets and intangible assets of the  Shanghai  Testing  Centre.  The  tangible  assets  include  the physical assets that SMIC Shanghai owns or use, which primarily include, among others, machineries and  equipment,  jigs and documents. The intangible assets include the intellectual property, business secret, business related customer purchase order, business information, operational process and the right to use the workplace and other relevant rights owned or used by SMIC Shanghai. The Valued Assets have been valued by third party valuation institution

‘‘%’’	percent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, 02 January 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive  Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent  Non-executive  Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

*    For identification purposes